                                        ----------------------------------------
                                                     OMB APPROVAL
                                        ----------------------------------------
                                        OMB NUMBER:                  3235-0145
                                        EXPIRES:             DECEMBER 31, 1997
                                        ESTIMATED AVERAGE BURDEN
                                        HOURS PER RESPONSE . . . . . . . 14.90
                                        ----------------------------------------


                              UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.

                                SCHEDULE 13D

                        UNDER THE SECURITIES ACT OF 1934
                         (AMENDMENT NO._____________)*


                                  eSoft, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           .01 Par Value Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     N/A
               ----------------------------------------------
                                 (CUSIP Number)


                  Regis Frank, President 5335 Sterling Dr.
                          Suite C Boulder, CO 80301
                               (303) 444-1600
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                              February 20, 1998
           -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.                                                           2 of 4 Pages



1.     Name of Reporting Person
       Social Security or I.R.S. Identification No. of above Person

       Philip L Becker


2.     Check the Appropriate Box If a Member of a Group
                                                                     [ ] A
                                                                     [ ] B
3.     Sec Use Only


4.     Source of Funds*
       940,000 other and 100,000 PF

5.     Check box if disclosure of legal proceedings is required pursuant to
       Items 2(d) or 2(e)                                                  [ ]

6.     Citizenship or Place of Organization
       USA

        Number of    7.  Sole Voting Power
          Shares            1,040,000
       Beneficially
         Owned by    8.  Shared Voting Power
          Each               - 0 -
        Reporting
          Person     9.  Sole Dispositive Power
           With             1,040,000

                     10. Shared Dispositive Power

                          - 0 -

11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       1,087,444

12.    Check If the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

13.    Percent of Class Representing by Amount in Row (11)

       21.38%

14.    Type of Reporting Person*

       IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP NO.                                                           3 of 4 Pages



ITEM 1.       SECURITY AND ISSUER

       Common Stock, $.01 par value per share
       eSoft, Inc.
       5335 Sterling Dr. Suite C
       Boulder, Colorado 80301

ITEM 2.       IDENTITY AND BACKGROUND

       (a) The Reporting Persons is Philip L Becker the founding individual of eSoft, Inc.

       (b)    The mailing and business address of the Reporting Persons is:

              Philip L. Becker
              5335 Sterling Dr. Suite C
              Boulder, Colorado 80301

       (c)    Philip Becker held the following positions within the Company:
              From July 1985 to September 1997 President of the Company, Chairman, Chief Technology Officer and Chief Executive Officer since September 1997 and Director of the Company from 1984 to present.

       (d) During the last five years, the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

       (f) The Reporting Person is a citizens of the United States of America.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              The Reporting Person acquired the 940,000 shares of the securities as founding shares from the formation of the Company in 1984, additionally 100,000 of the company shares where purchased by the Reporting Person on March 16, 1998 in a private placement agreement with the company with personal funds.

ITEM 4.       PURPOSE OF TRANSACTION

              Except as described below, the Reporting Person has no present plans or proposals that relate to or would result in any transaction, event or action of the type described in paragraphs
              (a) through (j) of this item. In the future, however, the Reporting person reserves the right to adopt such plans or proposals, subject to applicable regulatory approvals, if any

       Depending on market conditions, the Reporting Person may purchase an undetermined number of additional shares of the Company from time to time.

                                  SCHEDULE 13D

CUSIP NO.                                                           4 of 4 Pages



ITEM 5.       INTEREST IN THE SECURITIES OF THE ISSUER

       (a) The Reporting Person may be deemed to beneficially own 1,087,444 shares representing 21.38% of the Issuer's outstanding common stock as of March 16, 1998.

       (b) Each of the Reporting Persons has sole power to vote and dispose of 1,040,000 shares of common stock and shares the power to vote and dispose of 1,040,000 share of common stock reported herein.

       (c)    See Item 4, above.

       (d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

       (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              None

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              None.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 1998                  /s/ PHILIP L. BECKER
                                       ----------------------------------------
                                       Philip L. Becker


Attention: Intentional misstatements or omissions of fact constitute Federal Criminal violations (see 18 U.S.C. 1001)